Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 1, 2013

Via EDGAR

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Taylor Morrison Home Corporation Amendment No. 4

Registration Statement on Form S-1 (File No. 333-185269)

Ladies and Gentlemen:

As previously discussed with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on behalf of Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing Amendment No. 4 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from Amendment No. 3. The Registration Statement reflects responses to the comments received by the Company from the Staff in letters dated March 18, 2013 and March 26, 2013. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.

In addition, the Registration Statement reflects responses to oral comments conveyed by the Staff to the Company via telephone on March 28, 2013. In response to these oral comments, the Company has revised its disclosure on pages 15, 16 and 77 to provide the requested historical unconsolidated joint venture financial data in the discussion of the two month financial results. The Company has also revised pages 69, 70 and 78 of the Registration Statement, among others, to provide additional disclosure relating to the exchange of the Class J Units of TMM.

If you have any questions concerning the enclosed pages, please do not hesitate to contact either the undersigned at (212) 373-3025, Lawrence G. Wee at (212) 373-3052 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy, Esq.

cc:	Darrell C. Sherman, Esq.

Taylor Morrison Home Corporation

William J. Whelan III, Esq.

Cravath, Swaine & Moore LLP

Julie H. Jones, Esq.

Ropes & Gray LLP